Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports First Quarter 2020
Unaudited Financial Results

Shenzhen, China, June 26, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announces its unaudited financial results for the first quarter ended March 31, 2020.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “As COVID-19 began to spread globally in the first quarter of 2020, our businesses encountered a great deal of uncertainty. We postponed the resumption of operations of our aesthetic treatment centers in China after the Chinese New Year holiday in 2020 until the end of March, which resulted in a decline of 49.7% in our revenue in the first quarter compared to same period of last year.”

Dr. Zhou continued, “The timely and proactive measures we took ensured that our business operations remained resilient and allowed us to deliver solid performance after our aesthetic treatment centers resumed operations, in spite of the challenging environment. We will continue monitoring the latest developments and taking appropriate measures in response.”

First Quarter 2020 Unaudited Financial Highlights

•                  Total revenue was RMB91.0 million (US$12.9 million), a decrease of 49.7% from RMB180.9 million in the first quarter of 2019.

•                  Gross profit was RMB34.9 million (US$4.9 million), a decrease of 71.2% from RMB121.2 million in the first quarter of 2019.

•                  Gross margin was 38.3%, a decrease of 28.7 percentage points from 67.0% in the first quarter of 2019.

•                  Loss for the period was RMB83.1 million (US$11.7 million), compared with a profit of RMB22.7 million in the first quarter of 2019.

•                  EBITDA1 for the period was a loss of RMB70.6 million (US$10.0 million), a decrease of 228.1% from RMB55.1 million in the first quarter of 2019.

•                  Adjusted profit1 for the period was a loss of RMB58.2 million (US$8.2 million), a decrease of 328.2% from RMB25.5 million in the first quarter of 2019.

•                  Adjusted EBITDA1 for the period was a loss of RMB45.7 million (US$6.5 million), a decrease of 180.6% from RMB56.7 million in the first quarter of 2019.

•                  Basic loss per share was RMB1.22 (US$0.17), compared with basic earnings per share of RMB0.53 in the first quarter of 2019. Diluted loss per share was RMB1.22 (US$0.17), compared with diluted earnings per share of RMB0.38 in the first quarter of 2019.

1 EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Quarter 2019 and 2020 Operational Highlights

	For the Three Months Ended March 31,
	2019		2020		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	19,836	47.4%	14,382	39.3%	-27.5%
Repeat Customers	21,978	52.6%	22,211	60.7%	1.1%
Total Active Customers	41,814	100.0%	36,593	100.0%	-12.5%

•                  Repeat customers accounted for 60.7% of active customer base.

•                  The total number of active customers was 36,593, a decrease of 12.5% from 41,814 in the first quarter of 2019.

First Quarter 2020 Unaudited Financial Results

	For the Three Months Ended March 31,
(RMB millions, except per share data and percentages)	2020	2019	% Change
Revenue	91.0	180.9	-49.7%
Non-surgical aesthetic medical services	47.7	91.2	-47.7%
Minimally invasive aesthetic treatments	26.1	43.1	-39.4%
Energy-based treatments	21.6	48.1	-55.1%
Surgical aesthetic medical services	39.8	72.2	-44.9%
General healthcare services and other aesthetic medical services	3.5	17.5	-80.0%
Gross profit	34.9	121.2	-71.2%
Gross margin	38.3%	67.0%	-28.7	pp*
(Loss)/profit for the period	(83.1)	22.7	-466.1%
(Loss)/profit margin	-91.3%	12.5%	-103.8	pp*
EBITDA**	-70.6	55.1	-228.1%
Adjusted EBITDA**	-45.7	56.7	-180.6%
Adjusted EBITDA margin	-50.2%	31.3%	-81.5	pp*
Adjusted (loss)/profit**	-58.2	25.5	-328.2%
Adjusted (loss)/profit margin	-64.0%	14.1%	-78.1	pp*
Basic (loss)/profit per share	(1.22)	0.53	-330.2%
Diluted (loss)/profit per share	(1.22)	0.38	-421.1%

Notes:

* pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB91.0 million (US$12.9 million), a decrease of 49.7% from RMB180.9 million in the first quarter of 2019, primarily due to the temporary shutdown of the Company’s treatment centers in February and March 2020, partially offset by the satisfactory performance in January 2020 as a result of enhanced marketing efforts before the Chinese New Year.

Revenue from non-surgical aesthetic medical services was RMB47.7 million (US$6.7 million), a decrease of 47.7% from RMB91.2 million in the first quarter of 2019.  Revenue from minimally invasive aesthetic treatments was RMB26.1 million (US$3.7 million), a decrease of 39.4% from RMB43.1 million in the first quarter of 2019. Revenue from energy-based treatments was RMB21.6 million (US$3.1 million), a decrease of 55.1% from RMB48.1 million in the first quarter of 2019.

Revenue from surgical aesthetic medical services was RMB39.8 million (US$5.6 million), a decrease of 44.9% from RMB72.2 million in the first quarter of 2019.

Revenue from general healthcare services and other aesthetic medical services was RMB3.5 million (US$0.5 million), a decrease of 80.0% from RMB17.5 million in the first quarter of 2019.

Cost of sales and services rendered

Cost of sales and services rendered was RMB56.1 million (US$7.9 million), a decrease of 6.0% from RMB59.7 million in the first quarter of 2019.

Gross profit

Gross profit was RMB34.9 million (US$4.9 million), a decrease of 71.2% from RMB121.2 million in the first quarter of 2019, primarily as a result of the decrease in revenue. Gross profit margin was 38.3%, a decrease of 28.7 percentage points from 67.0% in the first quarter of 2019, mainly due to the existence of fixed costs such as amortisation and depreciation, coupled with the decrease in revenue.

Gross profit of non-surgical aesthetic medical services was RMB17.1 million (US$2.4 million), a decrease of 74.6% from RMB67.3 million in the first quarter of 2019. Gross profit margin was 35.8%, a decrease from 73.8% in the first quarter of 2019.

Gross profit of minimally invasive aesthetic treatments was RMB10.9 million (US$1.5 million), a decrease of 64.3% from RMB30.5 million in the first quarter of 2019. Gross profit margin was 41.8%, a decrease from 70.8% in the first quarter of 2019.

Gross profit of energy-based treatments was RMB6.2 million (US$0.9 million), a decrease of 83.2% from RMB36.8 million in the first quarter of 2019. Gross profit margin was 28.7%, a decrease from 76.5% in the first quarter of 2019.

Gross profit of surgical aesthetic medical services was RMB17.7 million (US$2.5 million), a decrease of 58.5% from RMB42.6 million in the first quarter of 2019. Gross profit margin was 44.5%, a decrease from 59.0% in the first quarter of 2019.

Gross profit of general healthcare services and other aesthetic medical services was RMB0.1million (US$0.01 million), a decrease of 99.1% from RMB11.3 million in the first quarter of 2019. Gross profit margin was 2.9%, a decrease from 64.6% in the first quarter of 2019.

Selling expenses

Selling expenses were RMB78.1 million (US$11.0 million), representing 85.8% of the Company’s total revenue of the same period, compared to selling expenses of RMB75.7 million in the first quarter of 2019, which represented 41.8% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because, consistent with previous years, the Company enhanced its marketing efforts before the Chinese New Year, and a significant portion of advertising and marketing expense were incurred in March 2020 to attract customers and boost sales when our operations resumed.

General and administrative expenses

General and administrative expenses were RMB50.9 million (US$7.2 million), an increase of 79.9% from RMB28.3 million in the first quarter of 2019, primarily due to the increase of share-based compensation expenses.

(Loss)/profit for the period

As a result of the foregoing, the Company recorded a loss for the first quarter of 2020 of RMB83.1 million (US$11.7 million), compared with a profit of RMB22.7 million in the first quarter of 2019. Basic loss per share was RMB1.22 (US$0.17), compared with basic earnings per share of RMB0.53 in the first quarter of 2019. Diluted loss per share was RMB1.22 (US$0.17), compared with diluted earnings per share of RMB0.38 in the first quarter of 2019.

Certain Non-IFRS items

EBITDA for the first quarter of 2020 was a loss of RMB70.6 million (US$10.0 million), a decrease of 228.1% from RMB55.1 million in the first quarter of 2019.

Adjusted profit for the first quarter of 2020 was a loss of RMB58.2 million (US$8.2 million), a decrease of 328.2% from RMB25.5 million in the first quarter of 2019.

Adjusted EBITDA for the first quarter of 2020 was a loss of RMB45.7 million (US$6.5 million), a decrease of 180.6% from RMB56.7 million in the first quarter of 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Quarter 2019 and 2020 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one procedure from the Company, accounted for 60.7% of the Company’s active customer base in the first quarter of 2020.

Number of treatments

The Company conducted a total of 66,946 treatments, including 14,541 surgical treatments and 52,405 non-surgical treatments, in the first quarter of 2020, representing a decrease of 3.2% and 22.4% and an increase of 3.9%, respectively, from 69,179 total treatments, 18,728 surgical treatments and 50,451 non-surgical treatments in the first quarter of 2019.

Certain balance sheet item

Cash and cash equivalents amounted to RMB100.6 million (US$14.2 million) as of March 31, 2020, compared to RMB154.5 million as of December 31, 2019.

Certain cash flow items

Net cash used in operating activities was RMB19.0 million (US$2.7 million) in 2020, compared to net cash generated from operating activities of RMB43.6 million in 2019.

Net cash used in investing activities was RMB26.7 million (US$3.8 million) in 2020, compared to RMB36.1 million in 2019.

Net cash used in financing activities was RMB8.5 million (US$1.2 million) in 2020, compared to RMB20.3 million in 2019.

Liquidity and capital resources

The Company had net current liabilities of RMB101.7 million as at March 31, 2020. During the first quarter of 2020, due to the outbreak of COVID-19, the Company shut down its aesthetic treatment centers in February and March 2020. This created a material and adverse impacts on its revenue and cash flow for the first quarter of 2020 with potential continuing impacts on subsequent periods. After considering its expected cash flow from future operations including cost cutting measures and available borrowing facilities, the Company concluded that it has sufficient financial resources to meet its financial obligations as and when they fall due in the coming 12 months.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0808 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2020.

Non-IFRS Financial Measures

EBITDA represents our profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized and IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019.

Adjusted profit represents profit for the period/year, adjusted to exclude interest expense on convertible note, share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized and IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019.

EBITDA, Adjusted EBITDA and Adjusted profit are non-IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and Adjusted profit as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, Adjusted EBITDA and Adjusted profit as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

Other Developments

The Company continued to expand our footprint. On December 30, 2019, the Company announced the openings of two new satellite clinics — Fenghua Pengai Aesthetic Clinic and Deqing Pengai Aesthetic Clinic, in each of which the Company holds a majority equity interest. In March 2020, the Company entered into definitive agreements (the “Agreements”) to acquire controlling interest in two treatment centers. Pursuant to the Agreements, the Company acquired, in March 2020, 80% equity interest in Shanghai Mingyue Aesthetic Medical Co., Ltd., a high-end aesthetic medical service provider in Shanghai, and, in April 2020, acquired 70% equity interest in Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., an aesthetic medical service provider in Xi’an, Shaanxi.

The Company is firmly committed to its customers and community. In January 2020, the Company launched the “Four Beauties,” a new set of hyaluronic acid-based skincare products. In February 2020, the Company carried out a charity campaign and made donation of approximately RMB1.3 million of medical supplies to help combat COVID-19. Through its treatment centers across the country, the Company intensified the efforts to help people in need. The Company organized charity fund raising activities, collected and donated approximately RMB0.2 million from its employees and their family members, donated protective masks, thermometers and other medical supplies to the community, and allocated medical supplies for patients and healthcare personnel battling at the frontline.

Business Outlook

While the duration of the COVID-19 pandemic and its negative impact to market demand and the Company’s business operations still cannot be conclusively and accurately estimated at this time since there is still uncertainty of possible COVID-19 outbreak in the future, the Company currently expects that its revenue will gradually recover in the second quarter of 2020. Such expectation reflects the current and preliminary view of the Company’s management team based on the information available at the time, and may be subject to changes. The Company will continue to monitor and evaluate the development of the pandemic, and the resulting financial impact on the Company.

Conference Call Information

The Company’s management will hold an earnings conference call on June 26, 2020, at 8:00 AM U.S. Eastern Time (5:00 am Pacific Time/ 8:00 pm Beijing Time). Dial-in details for the earnings conference call are as follows:

Conference Call
Date:	June 26, 2020
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Canada: +1 855-669-9657 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Aesthetic Medical International Holdings Group Limited

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until July 3, 2020. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10145204.

A live and archived webcast of the call will also be available on AIH’s website at: https://ir.aihgroup.net. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	31 March	31 March
	2019	2020	2020
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	519,323	504,408	71,236
Investment properties	15,373	15,025	2,122
Intangible assets	175,417	183,004	25,845
Investments accounted for using the equity method	10,256	9,875	1,395
Prepayments and deposits	42,298	62,973	8,893
Deferred income tax assets	19,774	33,523	4,734
	782,441	808,808	114,225

Current assets
Inventories	26,120	26,816	3,787
Trade receivables	9,705	9,015	1,273
Other receivables, deposits and prepayments	71,278	72,782	10,279
Amounts due from related parties	3,101	2,745	388
Cash and cash equivalents	154,490	100,575	14,204
	264,694	211,933	29,931

Total assets	1,047,135	1,020,741	144,156

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	67
Treasury shares	(41)	(41)	(6)
Accumulated losses	(242,232)	(321,332)	(45,381)
Other reserves	789,285	811,549	114,613
	547,481	490,645	69,293
Non-controlling interests	43,117	39,074	5,518

Total (deficit)/equity	590,598	529,719	74,811

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	31 March	31 March
	2019	2020	2020
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
LIABILITIES
Non-current liabilities
Borrowings	12,917	6,229	880
Lease liabilities	165,615	158,912	22,443
Deferred income tax liabilities	12,703	12,222	1,726
	191,235	177,363	25,049

LIABILITIES
Current liabilities
Trade payables	17,017	21,507	3,037
Accruals, other payables and provisions	58,439	93,299	13,175
Amounts due to related parties	626	585	83
Contract liabilities	5,542	4,205	594
Borrowings	127,470	140,024	19,775
Lease liabilities	36,266	35,729	5,046
Current income tax liabilities	19,942	18,310	2,586
	265,302	313,659	44,296

Total liabilities	456,537	491,022	69,345

Total equity and liabilities	1,047,135	1,020,741	144,156

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	31 March	31 March	31 March
	2019	2020	2020
	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	180,887	90,954	12,845
Cost of sales and services rendered	(59,674)	(56,098)	(7,923)

Gross profit	121,213	34,856	4,922
Selling expenses	(75,655)	(78,057)	(11,024)
General and administrative expenses	(28,297)	(50,893)	(7,187)
Finance costs, net	(5,941)	(5,124)	(724)
Other gains, net	18,208	1,197	169
Share of losses of investments accounted for using the equity method	(1,379)	(381)	(54)

Profit/(loss) before income tax	28,149	(98,402)	(13,898)
Income tax expense	(5,440)	15,287	2,159

Profit/(loss) for the period	22,709	(83,115)	(11,739)

Items that may be subsequently reclassified to profit or loss
Currency translation differences	(45)	615	87

Total other comprehensive (loss)/income for the period, net of tax	(45)	615	87

Total comprehensive income/(loss) for the period	22,664	(82,500)	(11,652)

Profit/(loss) attributable to:
Owners of the Company	21,758	(79,100)	(11,171)
Non-controlling interests	951	(4,015)	(567)

Profit/(loss) for the period	22,709	(83,115)	(11,738)

Earnings/(losses) per share for profit attributable to owners of the company (in RMB per share)
—Basic	0.53	(1.22)	(0.17)
—Diluted	0.38	(1.22)	(0.17)

Total comprehensive income/(loss) attributable to:
Owners of the Company	21,713	(78,485)	(11,084)
Non-controlling interests	951	(4,015)	(567)

Total comprehensive income/(loss) for the period	22,664	(82,500)	(11,651)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended March 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
EBITDA and Adjusted EBITDA
Profit/(loss) before income tax for the period	28,149	(98,402)	(13,897)
Adjustments
+ Finance costs	5,984	5,224	738
+ Amortisation and depreciation	20,981	22,614	3,194
EBITDA	55,114	(70,564)	(9,965)

+ Share-based compensation expense	—	21,558	3,045
+ Professional fees	340	3,325	470
+ IT-related expenses paid to a related party	1,250	—	—
Adjusted EBITDA	56,704	(45,681)	(6,450)

	For the Three Months Ended March 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Adjusted Profit
Profit/(loss) for the period	22,709	(83,115)	(11,738)
Adjustments
+ Interest expense on convertible note	1,185	—	—
+ Share-based compensation expense	—	21,558	3,045
+ Professional fees	340	3,325	470
+ IT-related expenses paid to a related party	1,250	—	—
Adjusted Profit	25,484	(58,232)	(8,223)